FORM 3
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

====================================================================================================================================
1. Name and Address of Reporting Person* / 2.  Date of Event   / 4. Issuer Name and Ticker or Trading Symbol
                                         /     Requiring       /
                                         /     Statement       /
                                         /     (Month/Day/Year)/    Digital Power Corporation (DPW)
Yatim,        Haim                       /      08/16/02       /
------------------------------------------------------------------------------------------------------------------------------------
(Last)       (First)       (Middle)      / 3. IRS              / 5. Relationship of Reporting Person(s)   / 6. If Amendment,
                                         /    Identification   /    to Issuer (Check all applicable)      /    Date of Original
                                         /    Number of        /                                          /    (Month/Day/Year)
41920 Christy Street                     /    Reporting Person,/ __ Director           __ 10% Owner       /
---------------------------------------- /    if an entity     /  X Officer            __ Other           /-------------------------
(Street)                                 /    (Voluntary)      /    (give title below)    (Specify below) / 7. Individual or Joint/
                                         /                     /                                          /    Group Filing
                                         /                     /         Chief Financial Officer          /  (Check applicable line)
                                         /                     /                                          /
Fremont,               CA        94538   /                     /                                          /     X Form filed by One
-----------------------------------------/                     /                                          /       Reporting Person
(City)               (State)     (Zip)   /                     /                                          /    __ Form filed by More
                                         /                     /                                          /       than One Reporting
                                         /                     /                                          /       Person
------------------------------------------------------------------------------------------------------------------------------------

                                    Table I - Nonderivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security (Instr. 4)         / 2. Amount of Securities        / 3. Ownership Form:         / 4. Nature of Indirect
                                         /    Beneficially Owned          /    Direct (D) Indirect (I) /    Beneficial Ownership
                                         /    (Instr. 4)                  /    (Instr. 5)              /    (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.



       Table II  -  Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

====================================================================================================================================
1.  Title of         / 2. Date Exercisable / 3. Title and Amount / 4. Conversion or  / 5. Ownership   / 6. Nature of Indirect
    Derivative       /    and Expiration   /    of Securities    /    Exercise Price /    Form of     /    Beneficial Ownership
    Security         /    Date             /    Underlying       /    of Derivative  /    Derivative  /    (Instr. 5)
    (Instr. 4)       /    (Month/Day/Year) /    Derivative       /    Security       /    Security:   /
                     /                     /    Security         /                   /    Dicerct (D) /
                     /                     /    (Instr. 4)       /                   /    Indirect (I)/
                     /-------------------------------------------/                   /    (Instr.5)   /
                     / Date     / Expir-   /         /  Amt./No. /                   /                /
                     / Exer-    / ation    /         /    of     /                   /                /
                     / cisable  / Date     /  Title  /  Shares   /                   /                /
------------------------------------------------------------------------------------------------------------------------------------
Option to Purchase       (1)     8/13/12    Common     50,000           $0.59                 D                 N/A
Common Stock                                Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

Explanation of Responses:

(1)     12,500 vests 8/13/03
        12,500 vests 8/13/04
        12,500 vests 8/13/05
        12,500 vests 8/13/06




                                                                                 /S/ HAIM YATIM                       8/30/02
                                                                                 -------------------------------      -------------
                                                                                 Haim Yatim                           Date



* If the form is filed by more than one person, see Instruction 5(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.
